SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D


                                 ROCKSHOX, INC.
                               ------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                   ------------------------------------------
                         (Title of Class of Securities)


                                Stephen W. Simons
                                 ROCKSHOX, INC.
                               401 Charcot Avenue
                         San Jacinto, California  95131
                                 (408) 435-7469
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)


                                    Copy to:

                                 Steven A. Cohen
                     Parcel, Mauro, Hultin & Spaanstra, P.C.
                       1801 California Street, Suite 3600
                             Denver, Colorado  80202
                                 (303) 292-6400


                                 October 2, 1996
                          -----------------------------
                          (Date of Event Which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of
Rule 13d-1(b)(3) or (4), check the following:                   / /

Check the following box if a fee is being paid with this
Statement:                                                     /X/

CUSIP No. 774066-10-9              13D                        Page 2 of 10 Pages
--------------------------------------------------------------------------------

          (1)  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Stephen W. Simons

--------------------------------------------------------------------------------
          (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a) / /
                                                                 (b) /X/
--------------------------------------------------------------------------------


          (3)  SEC USE ONLY
--------------------------------------------------------------------------------

          (4)  SOURCE OF FUNDS*
               00
--------------------------------------------------------------------------------

          (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e):                       / /
--------------------------------------------------------------------------------
          (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
--------------------------------------------------------------------------------

                                           : (7)  SOLE VOTING POWER
                                           :
                                           :           -0-
                                            ------------------------------------
          NUMBER OF SHARES BENEFICIALLY    : (8)  SHARED VOTING
          OWNED BY EACH REPORTING          :         1,757,306
          PERSON WITH                      :------------------------------------
                                           : (9)  SOLE DISPOSITIVE
                                           :           -0-
                                            ------------------------------------
                                           : (10) SHARED DISPOSITIVE
                                           :         2,183,312
--------------------------------------------------------------------------------
          (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,183,312
--------------------------------------------------------------------------------
          (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
               SHARES*                                               /X/
--------------------------------------------------------------------------------
          (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               16.0%
--------------------------------------------------------------------------------
          (14) TYPE OF REPORTING PERSON*
               IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 774066-10-9              13D                        Page 3 of 10 Pages
--------------------------------------------------------------------------------


          (1)  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Debra W. Simons
--------------------------------------------------------------------------------

          (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a) / /
                                                                 (b) /X/
--------------------------------------------------------------------------------
          (3)  SEC USE ONLY
--------------------------------------------------------------------------------
          (4)  SOURCE OF FUNDS*
               00
--------------------------------------------------------------------------------
          (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e):
--------------------------------------------------------------------------------
          (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
--------------------------------------------------------------------------------

                                           : (7)  SOLE VOTING POWER
                                           :
                                           :           -0-
                                            ------------------------------------
          NUMBER OF SHARES BENEFICIALLY    : (8)  SHARED VOTING
          OWNED BY EACH REPORTING          :         1,778,994
          PERSON WITH                      :------------------------------------
                                           : (9)  SOLE DISPOSITIVE
                                           :           -0-
                                            ------------------------------------
                                           : (10) SHARED DISPOSITIVE
                                           :         1,778,994
--------------------------------------------------------------------------------
          (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,778,994
--------------------------------------------------------------------------------
          (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
               SHARES*                                               /X/
--------------------------------------------------------------------------------
          (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               13.1%
--------------------------------------------------------------------------------
          (14) TYPE OF REPORTING PERSON*
               IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT.

          Item 1.   Security and Issuer.
                    -------------------

                    This Schedule 13D (the "Statement") relates to the common stock, par value $.01 per share ("Company Common Stock"), of RockShox, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 401 Charcot Avenue, San Jose, California 95131.

          Item 2.   Identity and Background.
                    -----------------------

                    (a) This Statement is being filed by Stephen W. Simons and Debra W. Simons (collectively, the "Reporting Persons").

                    (b) The residential address of each of the Reporting Persons is 27461 Sherlock Road, Los Altos Hills, California 94022.

                    (c) Stephen W. Simons is President and a member of the Board of Directors of the Company. Debra W. Simons is the spouse of Stephen W. Simons. The principal business of the Company is the design, manufacture and marketing of high performance bicycle suspension products. The Company's headquarters are located at 401 Charcot Avenue, San Jacinto, California 95131.

                    (d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                    (e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and was not and is not as a result of any such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

                    (f) Both of the Reporting Persons are citizens of the United States of America.

          Item 3.   Source and Amount of Funds or Other Consideration.
                    -------------------------------------------------

                    As further described in the registration statement filed with the Securities and Exchange Commission (File
          No. 333-8069) (as amended and supplemented, the "Registration Statement") registering the offer and sale of up to 5,520,000 shares of Company Common Stock (the "Offering") under the Securities Act of 1933, as amended (the "Securities Act") and the Merger Agreement (as defined below), the Company and RSx Holdings, Inc., a Delaware corporation ("Holdings"), entered into the Agreement and Plan of Merger, dated as of August 23, 1996 (the "Merger Agreement"), pursuant to which, among other things, on October 2, 1996, Holdings merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation.

          As a result of the Merger, each share of the Holdings Common Stock (as defined below) was automatically converted into 88.2 shares of Company Common Stock for no additional consideration.

                    In March 1995, in exchange and as partial consideration (the "Exchange") for the sale and contribution of the collective interests of the Reporting Persons in RockShox, Inc., a California corporation, (a) Holdings issued and sold to Stephen W. Simons (i) 25,000 shares of Common Stock, par value $.01 per share, of Holdings ("Holdings Common Stock"),
          (ii) $1,800,000 principal amount of 13.5% Non-Negotiable Junior Subordinated Notes of Holdings due May 31, 2006 (the "Junior Notes") and (iii) 1,200 shares of Series B Preferred Stock, par value $1.00 per share, of Holdings (the "Series B Preferred Stock") and (b) Holdings issued and sold to Stephen W. Simons and Debra W. Simons jointly, (i) $1,800,000 principal amount of the Junior Notes and (ii) 1,200 shares of the Series B Preferred Stock. The Junior Notes and the Series B Preferred Stock have been redeemed.

                    Subsequent to the Exchange, Stephen W. Simons and
          Debra W. Simons contributed directly or indirectly approximately
          (a) 19,924.1 shares of Holdings Common Stock to The Simons Revocable Trust, of which Stephen W. Simons and Debra W. Simons are trustees, (b) 2,415 shares of Holdings Common Stock to the Debra W. Simons Grantor Retained Annuity Trust, of which Stephen
          W. Simons is one of three trustees, (c) 2,415 shares of Holdings Common Stock to the Stephen W. Simons Grantor Retained Annuity Trust, of which Stephen W. Simons is one of three trustees, and
          (d) 245.9 shares of Holdings Common Stock to The Simons Children Irrevocable Trusts, of which Debra W. Simons is one of three trustees. The Simons Revocable Trust, the Stephen W. Simons Grantor Retained Annuity Trust, the Debra W. Simons Grantor Retained Annuity Trust and The Simons Children Irrevocable Trusts are hereafter collectively referred to as the "Trusts."

                    Pursuant to the Merger, each holder of Holdings Common Stock received 88.2 shares of Company Common Stock for each share of Holdings Common Stock owned by such holder at the time of the Merger. As a result of the Merger, (a) The Simons Revocable Trust acquired 1,757,306 shares of Company Common Stock, (b) the Debra W. Simons Grantor Retained Annuity Trust acquired 213,003 shares of Company Common Stock, (c) the Stephen W. Simons Grantor Retained Annuity Trust acquired 213,003 shares of Company Common Stock and (d) The Simons Children Irrevocable Trusts acquired 21,688 shares of Company Common Stock.

          Item 4.   Purpose of Transaction.
                    ----------------------

                    As further described in the Registration Statement and the Purchase Agreement(the "Purchase Agreement"), dated as of September 26, 1996 among the Company, Merrill Lynch, Pierce, Fenner & Smith ("Merrill Lynch"), on behalf of the several underwriters (the

          "Underwriters") and the selling stockholders named therein, immediately after the consummation of the Merger, the Company sold $4,800,00 shares of Company Common Stock to the Underwriters (the "Offering") on October 2, 1996. In connection with the Offering and pursuant to the Purchase Agreement, the trustees of each of the Debra W. Simons Grantor Retained Annuity Trust and the Stephen W. Simons Grantor Retained Annuity Trust granted the Underwriters an option to purchase up to 90,000 shares of Company Common Stock to cover over-allotments, if any, on the same terms as the shares of Company Common Stock were sold to the Underwriters by the Company (the "Option"). As of the date of this filing, the Option has not been exercised. The Option expires thirty days after September 26, 1996.

                    The foregoing summary of provisions of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement attached hereto as Exhibit D.

                    The shares of Company Common Stock to which this Statement relates are held by each relevant holder as an investment. Other than Stephen W. Simons' capacity as an officer or director of the Company or as otherwise set forth in this Statement, the Reporting Persons do not presently have any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on such Board of Directors; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material changes in the Company's business or corporate structure; (vii) changes in the Company's Amended and Restated Certificate of Incorporation or Amended and Restated By-laws or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

          Item 5.   Interest in Securities of the Issuer.
                    ------------------------------------

                    The Reporting Persons in the aggregate beneficially own 2,205,000 shares of Company Common Stock (the "Aggregate Shares"). The Aggregate Shares constitute approximately 16.2% of the shares of Company Common Stock issued and outstanding as of October 2, 1996 (based upon a total of 13,620,000 shares of Company Common Stock issued and outstanding upon consummation of the Merger and the closing of the Offering on October 2, 1996, such number being the number of shares of Company Common Stock expected to be issued and outstanding as of October 2, 1996 as reported in the Registration Statement). However, Stephen W. Simons disclaims beneficial ownership of the 21,688 shares of Company Common Stock held by The Simons Children Irrevocable Trusts and Debra W. Simons disclaims beneficial ownership of the 213,003 shares of Company Common Stock held by each of the Debra W. Simons Grantor Retained Annuity Trust and the Stephen W. Simons Grantor Retained Annuity Trust.

                    The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(f)(2) under the Securities Exchange Act of 1934, as amended, although the filing persons do not expressly affirm the existence of a group.

                    Each of the Reporting Persons has shared voting and dispositive power with respect to 1,757,306 shares of Company Common Stock held by The Simons Revocable Trust in their respective capacities as co-trustees of such trust. In addition,
          (a) Stephen W. Simons has shared dispositive (but not voting) power with respect to 213,003 shares of Company Common Stock held by each of the Debra W. Simons Grantor Retained Annuity Trust, of which Mr. Simons is one of three trustees, and the Stephen W. Simons Grantor Retained Annuity Trust, of which Mr. Simons is one of three trustees, and (b) Debra W. Simons has shared voting and dispositive power with respect to 21,688 shares of Company Common Stock held by The Simons Children Irrevocable Trusts, of which Ms. Simons is one of three trustees.

                    The trustees with whom Stephen W. Simons shares voting and dispositive power with respect to both the Stephen W. Simons Grantor Retained Annuity Trust and the Debra W. Simons Grantor Retained Annuity Trust and with whom Debra W. Simons shares voting and dispositive power with respect to The Simons Children Irrevocable Trusts are Daniel R. Corbet and Gregory E. Simons. Daniel R. Corbet's business address is 535 Griswold Street, Suite 1730, Detroit, Michigan 48226, where Mr. Corbet works as an attorney at the law firm of Willmarth & Tanoury. Gregory E. Simons' residential address is 4187 Willmar Avenue, Palo Alto, California, and he is self-employed. During the last five years, neither Daniel R. Corbet nor Gregory E. Simons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has either been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and was not and is not as a result of any such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. Both Daniel R. Corbet and Gregory E. Simons are citizens of the United States of America.

                    Except as set forth in Items 3 and 4 hereof with respect to the Merger, the Reporting Persons have not affected any transactions in shares of Company Common Stock during the past 60 days.

          Item 6.   Contracts, Arrangements, Understandings or
                    ------------------------------------------
                    Relationships with Respect to Securities of the Issuer.
                    ------------------------------------------------------

                    Reference is hereby made to the discussion of the Option set forth above in response to Item 4, including the summary of provisions thereof, which is incorporated by reference in its entirety herein.

                    Immediately after the Merger, the Company and certain holders (the "Stockholders") of Company Common Stock, including the trustees of the Trusts, entered into a registration rights agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Stockholders have demand registration rights to require the Company to register the number of shares requested to be so registered until such time as such shares of Company Common Stock (i) are effectively registered under the Securities Act and disposed of in accordance with a registration statement covering such shares, (ii) are saleable by the holder thereof pursuant to Rule 144(k) under the Securities Act or (iii) are distributed for sale pursuant to Rule 144 under the Securities Act ("Registrable Securities"). The Registration Rights Agreement also provides that, subject to certain exceptions, in no event will the number of demand registrations exceed two for all holders of Registrable Securities. In addition, the Registration Rights Agreement provides that the Stockholders will have incidental registration rights if the Company proposes to file a registration statement under the Securities Act with respect to an offering of Common Stock (other than a registration statement on Form S-4 or Form S-8 or any successor form thereto or filed solely in connection with an exchange offer or an offering made solely to employees of the Company) to require the Company to include in each such registration all Registrable Securities as each Stockholder may request in accordance with the terms of the Registration Rights Agreement. In the event of any registration affected thereunder, the Registration Rights Agreement contains certain customary provisions relating to holdback and indemnification arrangements. The Registration Rights Agreement also provides that all reasonable fees and expenses incident to the performance thereof or compliance therewith by the Company will be borne by the Company. The foregoing summary of provisions of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement attached hereto as Exhibit C.

                    Each of the trustees of the Trusts has agreed, subject to certain exceptions, not to sell, offer to sell, grant any option for the sale of or otherwise dispose of any shares of Company Common Stock or securities convertible into or exercisable or exchangeable for Company Common Stock (except for shares offered in the Offering or upon exercise of the Option) for a period of 180 days after September 26, 1996 without the prior written consent of Merrill Lynch.

                    Except as set forth in this Statement, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          Item 7.   Material to be Filed as Exhibits.
                    --------------------------------

          Exhibit A      Joint Filing Agreement, dated as of October 8,
                         1996, between Stephen W. Simons and Debra W.
                         Simons.

          Exhibit B      Agreement and Plan of Merger, dated as of
                         August 23, 1996, between Holdings and the Company.


          Exhibit C      Registration Rights Agreement, dated as of
                         October 2, 1996, among the Company, Stephen W.
                         Simons, Debra W. Simons and the other stockholders named therein.

          Exhibit D      Purchase Agreement, dated as of September 26,
                         1996, among the Company, Merrill Lynch, Pierce,
                         Fenner & Smith Incorporated, on behalf of the several underwriters, and the selling stockholders named therein.

                                      SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  October 11, 1996


                                        /s/ Stephen W. Simons
                                        -----------------------------------
                                        Stephen W. Simons


                                        /s/ Debra W. Simons
                                        -----------------------------------
                                        Debra W. Simons